UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 2000
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                 / / Transition Report on Form 10-K / / Transition Report on
                 Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

Zimmerman Sign Company
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

9846 Highway 31, Tyler, Texas 75705
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been in ongoing negotiations with its senior bank lender regarding certain amendments to financial covenants in Registrant's credit agreement. The Registrant also has been in negotiations with the holders of the Registrant's senior subordinated notes, Series A Preferred Stock and common stock purchase warrants regarding (a) amendments to the terms of the instruments, (b) certain financial covenants in the Purchase Agreement governing such instruments and (c) a potential capital infusion by some of such holders. The completion of those negotiations is imminent and the outcome of such negotiations may have a material impact on the Registrant's future business operations. The outcome of such negotiations also will have an impact on the Registrant's disclosures in its Annual Report on Form 10-K as the disclosures relate to the description of its business and the analysis of its financial condition. Thus, the Registrant requires additional time to complete and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2000. For the reasons set forth above, the Registrant cannot timely file its Annual Report without unreasonable effort and expense. The Registrant will file its Annual Report on Form 10-K no later than the fifteenth day after the due date of the report.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jeffrey P. Johnson                       903                535-7400
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects that its revenues for the year ended December 31, 2000 will be approximately $41.8 million, down from $54.5 million for the prior year, and anticipates that the Company's statement of earnings for the year ended December 31, 2000 will reflect a net loss of approximately $1.1 million (before accrued preferred dividend) compared to a gain of approximately $2.0 million for the prior year.

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                             ZIMMERMAN SIGN COMPANY
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date  April 2, 2001                        By /s/ Jeffrey P. Johnson
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                                                      Vice President,
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).